

February 22, 2017

N. Voloshin
Chief Financial Officer
Cavitation Technologies, Inc.
10019 Canoga Ave
Chatsworth, California 91311

      Re: Cavitation Technologies, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2016
              Filed October 13, 2016
              File No. 000-53239

Dear Mr. Voloshin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief
                        Office of Transportation and Leisure